

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

Via U.S. mail
Peifeng Huang
Chief Financial Officer
Grand China Energy Group Limited
Room 1601, 16/F, China Taiping Tower Phase II
8 Sunning Road, Causeway Bay
Hong Kong

> **Re: Grand China Energy Group Limited**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 001-53490**

Dear Mr. Huang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-Mail
Claire Wu, Esq.
Mark Crone, Esq.
Crone Kline Rinde